As filed with the Securities and Exchange Commission on November 3, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                                  DESIGNS, INC.
                       (Name of Subject Company (Issuer))
                                   -----------

                                  DESIGNS, INC.
                                    (Offeror)

                 (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    25057L10
                      (CUSIP Number of Class of Securities)

                                Dennis Hernreich
                                c/o Designs, Inc.
                                   66 B Street
                          Needham, Massachusetts 02494
                                 (781) 444-7222
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                   -----------

                                   Copies to:
                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

 / X / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      /   /    third-party tender offer subject to Rule 14d-1.
      / X /    issuer tender offer subject to Rule 13e-4.
      /   /    going-private transaction subject to Rule 13e-3.
      /   /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                                 -----------

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

1.         Press Release issued by Designs, Inc. on November 3, 2000.

                                EXHIBIT INDEX

      EXHIBIT NUMBER

1.         Press Release issued by Designs, Inc. on November 3, 2000.

                                   Exhibit 1.

                             Filed by Designs, Inc.
     Pursuant to Section 14(d)/13(e) of the Securities Exchange Act of 1934
                              Filer: Designs, Inc.
                         Subject Company: Designs, Inc.

                              FOR IMMEDIATE RELEASE

For Information, Contact:

                         Seymour Holtzman, Chairman of the Board
                         Jeff Unger, Investor Relations
                         Designs, Inc.
                         (781) 444-7222

                         RJ Falkner & Company, Inc.
                         Investor Relations Counsel
                         (800) 377-9893
                         info@rjfalkner.com


          DESIGNS, INC. ANNOUNCES PLANS FOR DUTCH AUCTION TENDER OFFER
          ------------------------------------------------------------

(Needham, MA, November 3, 2000) -- Designs, Inc. (NASDAQ: DESI), operator of Levi's(R) and Dockers(R) Outlet stores, today announced that its Board of Directors has authorized a proposed "Dutch Auction" tender offer for up to 1.5 million shares of the Company's Common Stock, reserving the option to purchase up to an additional 1 million shares. The Company currently has approximately
15.8 million shares outstanding. Commencement of the proposed tender offer will be subject to, among other things, completion of all regulatory filings and financing arrangements.

The offer is expected to commence by approximately November 13, 2000. Shareholders will be invited to sell their shares to the Company at prices determined by the tendering shareholders within a range to be specified in the proposed offer, expected not to be in excess of $3.00 nor less than $2.20 per share, in ten-cent ($0.10) increments, subject to market conditions. There is no certainty that the Company will purchase all shares tendered in the contemplated offer, and in the event of an over-subscription within the specified range, the Company would accept shares on a pro rata basis.

Seymour Holtzman, Chairman of the Board, said, "We believe that our shares continue to be undervalued in the public market, and that the offer is consistent with our long-term corporate strategy of seeking to increase shareholder value. For the past two years there has been limited liquidity in the marketplace for our stock and small purchases or sales can cause significant fluctuations in the stock price. The proposed "Dutch Auction" tender offer will permit shareholders who want to sell their stock to do so in a liquid and stable market."

The Company has been advised that neither the Company's directors or executive officers nor Jewelcor Management, Inc., the Company's largest shareholder, intend to tender any shares pursuant to the proposed offer.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF DESIGNS, INC.'S COMMON STOCK. COMMENCEMENT OF THE PROPOSED TENDER OFFER IS SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY SOLICITATION OF OFFERS TO BUY DESIGNS, INC. COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS TO BE SENT BY DESIGNS, INC. TO ITS SHAREHOLDERS UPON COMMENCEMENT OF THE PROPOSED OFFER. SHAREHOLDERS SHOULD CAREFULLY READ THOSE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT http://www.sec.gov: WITHOUT CHARGE WHEN THESE DOCUMENTS BECOME AVAILABLE. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN COPIES OF THE OFFER TO PURCHASE AND RELATED MATERIALS, WITHOUT CHARGE, WHEN AVAILABLE, FROM DESIGNS, INC. BY ORAL OR WRITTEN REQUEST TO: DESIGNS, INC.
ATTENTION: DENNIS HERNREICH, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, 66 B STREET, NEEDHAM, MASSACHUSETTS, 02494.

The discussion of forward-looking information requires management of the Company to make certain estimates and assumptions regarding the Company's strategic direction and the effect of such plans on the Company's financial results. The Company's actual results and the implementation of its plans and operations may differ materially from forward-looking statements made by the Company. The Company encourages readers of forwarding-looking information concerning the Company to refer to its prior filings with the Securities and Exchange Commission that set forth certain risks and uncertainties that may have an impact on future results and direction of the Company.

   Designs, Inc. operates 107 Levi's(R)Outlet by Designs and Dockers(R)Outlet by Designs stores. These stores are located in outlet parks and malls throughout the eastern United States and Puerto Rico.